SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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The following is included in this report on Form 6-K:

Exhibit

Description

A

Press release dated August 15, 2005

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Exhibit A

JA ISHIKAWA AWARDS SAPIENS LICENSE AND MAINTENANCE

 FOR $500,000

Research Triangle Park, NC - August 15, 2005 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced that JA Ishikawa Computer Center has signed a 60 million Yen (approximately $500,000) license and maintenance agreement with Sapiens Japan.

JA Ishikawa has been a Fujitsu mainframe user for 25 years, but has decided to replace its system and migrate to IBM iSeries by the end of 2006, in order to rebuild its system with Sapiens eMerge™.

Because of mandatory retirement, many individuals leading Japan's economy will retire in 2007, or soon thereafter. This is expected to cause difficulties in passing accumulated know-how down to younger generations.  Similarly, in IT departments, application developers from the mainframe era will retire with the remaining individuals lacking full understanding of the complete system.  It is believed that system rebuilding by staff of all generations is crucial to prepare for the near future.

Each of the 47 prefectures in Japan has a JA, a Japan Agricultural Cooperative. Japan Agricultural Cooperatives has been promoting a nationwide revolution in utilization of its system. JA Ishikawa is the fourth JA to introduce Sapiens, after JA Kumamoto, JA Chiba and JA Nagano.

In an interview with the Japanese magazine, Computer Report, Managing Director Yoshikazu Akamaru, and Mikio Ohyama, Consultant, of JA Ishikawa Computer Center described their decision to use Sapiens eMerge™. “Using package software or outsourcing would not ensure flexibility to meet drastic changes in the JA business environment.  From our observations of other JAs, we learned that outsourcing is very expensive both in development and operation, and that developing new systems with eMerge™ is more cost efficient than customizing existing software packages.  Introduction of eMerge™ will be the best way to reduce TCO (Total Cost of Ownership) by efficiently utilizing our expertise and Sapiens' developed business knowledge, to overcome the year 2007 issue.”

Manabu Okada, President, Sapiens Japan’s, commented, “JA Ishikawa made a decision to introduce eMerge™ a few months after our presentation in February. We hope their move will have an impact on other JA prefectural organizations. Sapiens Japan is committed to giving full support to rebuild JA's system that is currently running on a Fujitsu mainframe and will make this project a success.”

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About JA Ishikawa Computer Center

JA Ishikawa Computer Center develops and operates systems for local groups in the Ishikawa Prefecture.  The JA systems cover (1) collection of agricultural and stock farm products and the offer of these to market, and payment for products, (2) provision of fertilizer and manure, pesticide, livestock feed and gasoline and kerosene.

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menora and Occidental Fire & Casualty among others.

For more information, please visit http://www.sapiens.com.

For additional information:

Manabu Okada

President, Sapiens Japan

Tel: +81 45 682 4777

Email: okada@sapiens.co.jp

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  August 30, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary